                                                                      EXHIBIT 12


                       THE WASHINGTON WATER POWER COMPANY

         Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements (1)
                                            Consolidated
                                       (Thousands of Dollars)


                                       12 Mos. Ended                Years Ended December 31
                                          March 31     -----------------------------------------------
                                            1994         1993         1992         1991         1990
                                          --------     --------     --------     --------     --------
Fixed charges, as defined:
   Interest on long-term debt             $ 46,562     $ 47,129     $ 51,727     $ 52,801     $ 56,202
   Amortization of debt expense
     and premium - net                       3,327        3,004        1,814        1,751        1,558
   Interest portion of rentals                 957          924        1,105        1,018        1,012
                                          --------     --------     --------     --------     --------
       Total fixed charges                $ 50,846     $ 51,057     $ 54,646     $ 55,570     $ 58,772
                                          ========     ========     ========     ========     ========

Earnings, as defined:
   Net income from continuing ops.        $ 73,436     $ 82,776     $ 72,267     $ 70,631     $ 72,147
   Add (deduct):
     Income tax expense                     37,702       42,503       41,330       38,086       33,150
     Total fixed charges above              50,846       51,057       54,646       55,570       58,772
                                          --------     --------     --------     --------     --------
       Total earnings                     $161,984     $176,336     $168,243     $164,287     $164,069
                                          ========     ========     ========     ========     ========

Ratio of earnings to fixed charges            3.19         3.45         3.08         2.96         2.79

Fixed charges and preferred
  dividend requirements:
   Fixed charges above                    $ 50,846     $ 51,057     $ 54,646     $ 55,570     $ 58,772
   Preferred dividend requirements (2)      12,570       12,615       10,716       14,302       12,287
                                          --------     --------     --------     --------     --------
       Total                              $ 63,416     $ 63,672     $ 65,362     $ 69,872     $ 71,059
                                          ========     ========     ========     ========     ========

Ratio of earnings to fixed charges
  and preferred dividend requirements         2.55         2.77         2.57         2.35         2.31


(1) Calculations have been restated to reflect the results from continuing operations (ie. excluding discontinued coal mining operations).
(2) Preferred dividend requirements have been grossed up to their pre-tax level.